Exhibit 2
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON’S ARIZONA 1 URANIUM MINE RECEIVES MSHA
SENTINELS OF SAFETY AWARD
Toronto, ON — October 26, 2011... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased announce that the Arizona 1 uranium mine received the 2010 U.S. Department of Labor’s Mine Safety and Health Administration (“MSHA”) Sentinels of Safety Award in the small underground metal mine category. In 2010, the Arizona 1 mine personnel worked a total of 56,417 injury-free hours. Denison’s recently acquired Daneros uranium mine in Utah was recognized as a runner up with a total of 23,674 injury-free hours. The Sentinels of Safety Award acknowledges the men and women at those mines in the United States that have worked the most employee-hours without experiencing a lost-time injury.
Ron Hochstein, President and C.E.O. of Denison commented, “Safety is core to our operating culture in Denison, and it is gratifying to see one of our operations on the Arizona Strip recognized for their efforts.”
About Denison
Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO